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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                                   January  2000

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Quarter Ended February 28, 1999

2. Form 61-901F, Schedule A, Annual Financial Statements and B &C, Quarterly Report

    Year ended August 31, 1999

3.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     First Quarter Ended November 30, 1999

4.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Third Quarter Ended May 31, 2000

5.  Information Circular and Proxy as filed 01/29/2000

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing  the  information  contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

          X           Schedule A

                      Schedules B & C

ISSUER DETAILS:

Name of Issuer:

DESERT SUN MINING CORP.

Issuer’s Address:

#610 - 650 West Georgia St., Vancouver, B.C.  V6B 4N7

Contact Person:

Thomas R. Tough

Contact’s Position:

Director

Contact’s Telephone Number:

(604) 685-2542

For Quarter Ended:

1999/02/28

Date of Report:

1999/05/13

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO   ANY   SHAREHOLDER   WHO   REQUESTS   IT.      PLEASE   NOTE,   THIS   FORM   IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDULE  A  AND SCHEDULES B & C.

Thomas R. Tough                            “Thomas R. Tough”                                       1999 May 27

Jane G. Tough                                    “Jane G. Tough”                                         1999 May 27

DESERT SUN MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 1999

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 28 February 1999 and the interim consolidated statements of operations  and  cash  flows  for  the  six  months  then  ended  from  information  provided  by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“Staley, Okada, Chandler & Scott”

Langley, B.C.

STALEY, OKADA, CHANDLER & SCOTT

13 May 1999

CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.                                                                                         Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

As at 28 February

Canadian Funds

Unaudited - See Notice to Reader

ASSETS

1999

1998

Current

Cash

$

1,998

$

229,115

Accounts receivable

7,783

13,285

Prepaid expenses

-

1,800

Security deposit

2,315

3,881

12,096

248,081

Capital Assets, net of accumulated amortization

17,727

22,050

Resource Property Costs - Schedule

726,576

551,344

$

756,399

$

821,475

LIABILITIES Current

Accounts payable and accrued liabilities

$

117,920

$

44,481

Due to related parties

126,558

93,572

244,478

138,053

Non-Controlling Interest in Sun River Gold Phils. Inc.

7,080

7,080

SHAREHOLDERS’ EQUITY Share Capital

Authorized:

50,000,000 common shares without par value

Issued and fully paid:

13,013,474 (12,639,063) shares

6,693,257

6,604,407

Deficit - Statement 2

 (6,188,416)

(5,928,065)

504,841

676,342

$

756,399

$

821,475

ON BEHALF OF THE BOARD:

“Thomas R. Tough”                              , Director

“Jane R. Tough”                               , Director

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                         Statement 2

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

For the Six Months Ended 28 February

Canadian Funds

Unaudited - See Notice to Reader

1999

1998

Operating Expenses

Amortization

$

1,249

$

1,398

General and administrative

115,012

123,998

Write-off of resource property costs

-

42,154

Loss for the Period

116,261

167,550

     Deficit - Beginning of period

6,072,155

5,760,515

Deficit - End of Period

$

6,188,416

$

5,928,065

Loss per Share - Basic

$

0.01

$

0.01

Weighted Average Number of Shares Outstanding

13,011,807

12,639,063

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                         Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

For the Six Months Ended 28 February

Canadian Funds

Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)

1999

1998

Operating Activities

Loss for the period

$

(116,261)

$

(167,550)

Items not affecting cash

Amortization

1,249

1,398

Write-off of resource property costs

-

42,154

Changes in current assets and liabilities

Accounts receivable

300

(646)

Accounts payable and accrued liabilities

72,671

21,033

Due to related party

38,125

36,803

(370)

(63,544)

Investing Activities

Resource property costs

(76,596)

(257,364)

Capital assets, net

569

(2,639)

Security deposit

-

694

(76,027)

(259,309)

Financing Activities

Issuance of shares

4,900

-

Net Decrease in Cash

(71,497)

(322,853)

Cash position - Beginning of period

73,495

551,968

Cash Position - End of Period

$

1,998

$

229,115

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for finder’s fee

$

3,750

$

-

 Amortization included in resource property costs

$

902

$

1,060

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                             Schedule

(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs

For the Six Months Ended 28 February

Canadian Funds

Unaudited - See Notice to Reader

1999

1998

Mineral

Violeta, Crisantemo, Anaconda, Garu Francia and

Progreso Concessions, Bolivia, S.A.

Professional fees

$

-

$

6,979

Batangas Gold Project, South Luzon Island, Philippines

Acquisition costs

42,235

79,476

Amortization

902

1,060

Assays

-

11,563

Camp and general

6,071

5,115

Campsite

236

32,690

Equipment rental

-

16,027

Geological

1,700

31,223

Loss on foreign exchange

179

28,320

Professional fees

23,205

2,542

Survey

-

212

Travel and promotion

2,068

6,982

76,596

215,210

Oil and Gas

Oil and Gas Leases, Marion County, Illinois, U.S.A.

Drilling

-

35,175

Costs for the Period

76,596

257,364

Balance - Beginning of period

649,980

336,134

Write-off of resource property costs

-

(42,154)

Balance - End of Period

$

726,576

$

551,344

- See Accompanying Note -

Desert Sun Mining Corp.

(An Exploration Stage Company)

Note to Interim Financial Statements

28 February 1999

Canadian Funds

Unaudited - See Notice to Reader

Comparative Figures

The interim financial statements for the quarter, which are presented for comparative purposes, were prepared by management.

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current quarter.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                                                   Schedule A

X                                             Schedules B & C

ISSUER DETAILS:

Name of Issuer:

 DESERT SUN MINING CORP.

Issuer’s Address:

#610 - 650 West Georgia St., Vancouver, B.C.  V6B 4N7

Contact Person:

Thomas R. Tough

Contact’s Position:

Director

Contact’s Telephone Number:

(604) 685-2542

For Quarter Ended:

1999/02/28

Date of Report:

1999/05/13

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE  BOARD  OF  DIRECTORS.    A  COPY  OF  THIS  QUARTERLY  REPORT  WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDULE  A  AND SCHEDULES B & C.

Thomas R. Tough                                   “Thomas R. Tough”                             1999 May 27

Jane G. Tough                                           “Jane G. Tough”                               1999 May 27

SCHEDULE B

1.    YEAR TO DATE REQUIREMENTS

a)   Deferred costs, exploration and development:

See interim consolidated financial statements for details. b)   General and administrative:

Automotive

$

751

Bank charges and interest, net

(185)

Consulting

2,000

Foreign exchange

(398)

Investor relations and shareholders information

6,000

Management fee

20,000

Office and miscellaneous

12,199

Professional fees

60,222

Rent

6,593

Transfer agent, listing and filing fees

6,326

Travel and promotion

1,504

$

115,012

c)   Expenditures to non-arms length parties:

Management fee paid to a director and officer

$

20,000

Legal fees paid to a director of a subsidiary company

1,958

$

21,958

2.    FOR THE QUARTER ENDED 28 FEBRUARY 1999

a)   Securities issued: NONE

b)   Options granted: NONE

3.    AS AT 28 FEBRUARY 1999

a)   Authorized and issued share capital:

Authorized

Issued

Number

Class

Par Value

Number

Amount

Common

NPV

50,000,000

13,013,474

$6,693,257

b)   Summary of options, warrants and convertible securities outstanding:

Security

Number

Price

Expiry Date Options

1,013,900

$0.23

8 April 2003

50,000

$0.20

16 September 2003

Warrants

110,000

$0.23

7 July 1999

Or

$0.26

7 July 2000

SCHEDULE B

3.    Continued

c)   Shares in escrow or subject to pooling:

749,980 escrow shares

d)   List of directors:

Thomas R. Tough

Jane G. Tough

Navdip Singh Badyal

John Carlo Loretto

DESERT SUN MINING CORP.

Quarterly Report to February 28, 1999

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, December 1, 1998 to February 28, 1999:

The Company is waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The  Mineral  Production  Sharing  Agreement  (MPSA)  includes  several  claims  covering  some  3,280.5 hectares  which  contain  12  known  gold-bearing  veins  as  well  as  the  Ulanin  epithermal  gold-bearing breccia/stockworks  zone.  The  Ulanin  zone,  within  the  grid  area,  is  some  300  metres  wide  and  1.2 kilometres long.

The  Company’s  consultant,  Mr.  John  Perry,  P.Geo.,  in  his  report  dated  February  4,  1998,  has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to  test  the  Ulanin  area  for  its  potential  to  host  bulk  mineable  resources  within  the  auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

The  Company  has  been  examining  other  opportunities  to  participate  in  exploration  projects  in  the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

The Company’s Form 20F has been filed with and approved by the United States Securities and Exchange Commission The Form 20F is a required to maintain the Company’s listing on the NASDAQ Electronic Bulletin Board.

FINANCIAL ANALYSIS

A partial property payment of $25,000.00 US was made in October 1998 to Batangas Exploration and Development, Inc. No further payments are due until such time that the final government approval of the MPSA is received.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

 X                       Schedule A

                            Schedules B & C

ISSUER DETAILS:

Name of Issuer:

 Desert Sun Mining Corp.

Issuer’s Address:

#610 - 650 West Georgia Street, Vancouver, B.C. V6B 4N7

Contact Person:

Thomas R. Tough

Contact’s Position:

President and Director

Contact’s Telephone Number:

685-2542

For Quarter Ended:

1999/08/31

Date of Report:

2000/01/20

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED  THEREIN HAS BEEN  APPROVED  BY THE  BOARD  OF  DIRECTORS.    A  COPY  OF  THIS  QUARTERLY  REPORT  WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDULE  A  AND SCHEDULES B & C.

Thomas R. Tough                               “Thomas R. Tough”                28 January 2000

Jane G. Tough                                      “Jane G. Tough”                   28 January 2000

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 AUGUST 1999 and 1998

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

AUDITORS’ REPORT

To the Shareholders of Desert Sun Mining Corp.:

We have audited the consolidated balance sheet of Desert  Sun Mining Corp.  (An  Exploration  Stage Company)  as  at 31 August  1999 and  1998 and the  consolidated  statements of shareholders’  equity, operations and cash flows for each of the three years in the period ended 31 August 1999 and cumulative from  inception  (21  May  1980)  through  to  31  August  1999.    These  financial  statements  are  the responsibility of the company’s management.  Our responsibility  is  to  express  an  opinion  on  these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant   estimates   made   by   management,   as   well  as  evaluating  the  overall  financial  statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 August 1999 and 1998 and the results of its operations and its cash flows for each of the three years ended 31 August 1999 and cumulative from inception (21 May 1980) through 31 August 1999 and the changes in shareholders’ equity from inception (21 May 1980) through 31 August 1999 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada, Chandler & Scott”

Langley, B.C.                                                                                STALEY, OKADA, CHANDLER & SCOTT

20 January 2000                                                                                           CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON

   CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for  auditors  require  the  addition  of  an  explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such  as  those  referred  to  in  Note  1  to  the  consolidated  financial  statements.    Our  report  to  the shareholders dated 20 January  2000 is expressed in accordance  with Canadian  reporting  standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada, Chandler & Scott”

Langley, B.C.                                                                                STALEY, OKADA, CHANDLER & SCOTT

20 January 2000                                                                                           CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.                                                                                                           Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheet

As at 31 August

Canadian Funds

ASSETS

1999

1998

Current

Cash

$

4,980

$

73,495

Accounts receivable

764

11,329

Prepaid expenses

-

300

Security deposit

-

2,315

5,744

87,439

Capital Assets (Note 5)

9,994

19,545

Resource Property Costs - Schedule (Note 4)

-

649,980

$

15,738

$

756,964

LIABILITIES Current

Accounts payable and accrued liabilities

$

140,077

 $

45,249

Due to related parties (Note 6)

151,251

88,433

291,328

133,682

Non-Controlling Interest in Sun River Gold Phils. Inc.

7,080

7,080

Continued Operations (Note 1)

Contingent Liability (Note 11)

SHAREHOLDERS' EQUITY (DEFICIENCY) Share Capital (Note 7)

Authorized:

     50,000,000 common shares without par value

Issued and fully paid:

     13,013,474 (13,004,063) shares

6,693,257

6,688,357

Deficit - Statement 2

(6,975,927)

(6,072,155)

(282,670)

616,202

$

15,738

$

756,964

ON BEHALF OF THE BOARD:

“Thomas R. Tough”, Director

“Jane G. Tough”, Director

- See Accompanying Notes -

Desert Sun Mining Corp.                                                                                                         Statement 2a

(An Exploration Stage Company)

Consolidated Statement of Shareholders’ Equity

Canadian Funds

Common Shares

Accumulated

Number

Amount

Deficit

Total

Balance at inception-21May1980

-

$       -

$       -

$       -

Issuance of shares for cash

1,985,000

358,400

-

358,400

Issuance of shares for property

200,000

40,000

-

40,000

Loss for the period

(76,005)

(76,005)

Balance-30June1981

2,185,000

398,400

(76,005)

322,395

Issuance of shares for cash

50,000

20,000

-

20,000

Issuance of shares for property

(200,000)

(40,000)

-

(40,000)

Loss for the period

(103,570)

(103,570)

Balance-30June1982

2,035,000

378,400

(179,575)

198,825

Issuance of shares for cash

310,000

146,000

-

146,000

Loss for the period

(207,254)

(207,254)

Balance-30June1983

2,345,000

524,400

(386,829)

137,571

Issuance of shares for cash

100,000

15,000

-

15,000

Issuance of shares on settlement of

debt

337,300

79,297

-

79,297

Loss for the period

(119,422)

(119,422)

Balance-30June1984

2,782,300

618,697

(506,251)

112,446

Consolidation of shares on a 1 for 4

basis

(2,086,725)

-

-

-

Balance after consolidation

695,575

618,697

(506,251)

112,446

Loss for the period

(222,162)

(222,162)

Balance-30June1985

695,575618,697

(728,413)

(109,716)

Exercise of options

50,806

25,702

-

25,702

Issuance of shares on settlement of

debt

656,114

121,438

-

121,438

Loss for the period

(90,922)

(90,922)

Balance-30June1986

1,402,495

765,837

(819,335)

(53,498)

Issuance of shares for cash

1,090,625

446,222

-

446,222

Exercise of options

50,000

38,500

-

38,500

Exercise of warrants

300,000

240,000

-

240,000

Issuance of shares on settlement of

debt

13,258

11,800

-

11,800

Share issuance costs

-

(85,000)

-

(85,000)

Loss for the period

(199,462)

(199,462)

Balance-30June1987

2,856,378

1,417,359

(1,018,797)

398,562

Issuance of shares for cash

424,000

372,590

-

372,590

Exercise of options

141,319

113,226

-

113,226

Exercise of warrants

7,500

8,250

-

8,250

Issuance of shares for property

150,000

202,250

-

202,250

Loss for the period

(310,420)

(310,420)

Balance-30June1988

3,579,197

$2,113,675

$(1,329,217)

$784,458

-Continued Next Page-

Desert Sun Mining Corp.                                                                                                         Statement 2b

(An Exploration Stage Company)

Consolidated Statement of Shareholders’ Equity

Canadian Funds

Common Shares

Accumulated

Number

Amount

Deficit

Total

Balance-30June1988-Continued

3,579,197

$2,113,675

$(1,329,217)

$784,458

Issuance of shares for cash

138,887

92,500

-

92,500

Exercise of options

439,244

273,001

-

273,001

Issuance of shares for property

68,323

30,062

-

30,062

Loss for the period

(363,636)

(363,636)

Balance-30June1989

4,225,651

2,509,238

(1,692,853)

816,385

Issuance of shares for cash

684,210

130,000

-

130,000

Exercise of options

2,314,230

538,030

-

538,030

Issuance of shares on settlement of

debt

777,984

140,037

-

140,037

Issuance of shares for property

100,000

18,000

-

18,000

Issuance of shares for equipment

200,000

49,000

-

49,000

Loss for the period

(226,197)

(226,197)

Balance-30June1990

8,302,075

3,384,305

(1,919,050)

1,465,255

Consolidation of shares on a 1 for 6

basis

(6,918,396)

-

-

-

Balance after consolidation

1,383,679

3,384,305

(1,919,050)

1,465,255

Issuance of shares for cash

1,000,000

405,000

-

405,000

Exercise of options

21,286

19,158

-

19,158

Issuance of warrants

26,316

30,000

-

30,000

Loss for the period

(184,483)

(184,483)

Balance-30June1991

2,431,281

3,838,463

(2,103,533)

1,734,930

Issuance of shares for cash

137,000

55,485

-

55,485

Exercise of warrants

11,000

4,950

-

4,950

Loss for the period

(32,776)

(32,776)

Balance-31August1991

2,579,281

3,898,898

(2,136,309)

1,762,589

Issuance of shares for cash

389,000

101,140

-

101,140

Exercise of options

390,000

200,000

-

200,000

Exercise of warrants

366,500

174,515

-

174,515

Loss for the period

(533,739)

(533,739)

Balance-31August1992

3,724,781

4,374,553

(2,670,048)

1,704,505

Exercise of options

242,074

36,311

-

36,311

Loss for the period

(2,001,735)

(2,001,735)

Balance-31August1993

3,966,855

4,410,864

(4,671,783)

(260,919)

Issuance of shares on settlement of

debt

1,613,400

242,010

-

242,010

Consolidation of shares on a 1 for 5

basis

(4,464,204)

-

-

-

Balance after consolidation

1,116,051

4,652,874

(4,671,783)

(18,909)

Loss for the period

(30,725)

(30,725)

Balance-31August1994

1,116,051

$   4,652,874

$   (4,702,508)

$(49,634)

- Continued Next Page -

Desert Sun Mining Corp.                                                                                                          Statement 2c

(An Exploration Stage Company)

Consolidated Statement of Shareholders’ Equity

Canadian Funds

Common Shares

Accumulated

Number

Amount

Deficit

Total

Balance-31August1994-Continued

1,116,051

$4,652,874

$(4,702,508)

$(49,634)

Issuance of shares for cash

1,400,000

215,269

-

215,269

Exercise of warrants

170,000

44,200

-

44,200

Loss for the period

(97,936)

(97,936)

Balance-31August1995

2,686,051

4,912,343

(4,800,444)

111,899

Stock split on a 2 for 1 basis

2,686,051

-

-

-

Balance after stock split

5,372,102

4,912,343

(4,800,444)

111,899

Issuance of shares for cash

2,328,324

551,142

-

551,142

Exercise of warrants

173,680

49,499

-

49,499

Issuance of shares for property

400,000

180,000

-

180,000

Loss for the period

(396,596)

(396,596)

Balance-31August1996

8,274,106

5,692,984

(5,197,040)

495,944

Issuance of shares for cash

420,000

380,000

-

380,000

Shares issuance costs

18,803

-

-

-

Exercise of warrants

3,926,154

531,423

-

531,423

Loss for the period

(563,475)

(563,475)

Balance-31August1997

12,639,063

6,604,407

(5,760,515)

843,892

Issuance of shares for cash

115,000

26,450

-

26,450

Exercise of options

250,000

57,500

-

57,500

Loss for the period

(311,640)

(311,640)

Balance-31August1998

13,004,063

6,688,357

(6,072,155)

616,202

Issuance of shares for property

4,411

3,750

-

3,750

Exercise of warrants

5,000

1,150

-

1,150

Loss for the period

(903,772)

(903,772)

Balance-31August1999

13,013,474

$ 6,693,257

$ (6,975,927)

$(282,670)

- See Accompanying Notes -

Desert Sun Mining Corp.                                                                                                           Statement 3

(An Exploration Stage Company)

Consolidated Statement of Operations

Canadian Funds

Cumulative

Amounts

21 May 1980 to

Year Ended

Year Ended

Year Ended

31 August

31 August

31 August

31 August

1999

1999

1998

1997

Operating Expenses

Write-off of resource property costs

$3,659,965

$    745,810

$     42,154

$362,844

General and administrative (Note 9)

2,944,880

143,049

266,643

198,676

Write-off of investments in joint

ventures

226,946

-

-

-

Write-off of capita assets

157,341

7,053

-

-

Interest

29,809

-

-

-

Amortization

21,718

2,498

2,843

1,955

Bad debts

19,680

5,362

-

-

Engineering

13,214

-

-

-

Loss on disposal of capital assets

5,570

-

-

-

Royalties

(2,500)

-

-

-

Gain on sale of marketable securities

(9,876)

-

-

-

Gain on settlement of outstanding

debts

(13,584)

-

-

-

Interest income

(28,207)

-

-

-

Sale of data

(49,029)

-

-

-

Loss for the Period

6,975,927

903,772

311,640

563,475

Deficit-Beginning of period

-

6,072,155

5,760,515

5,197,040

Deficit-End of Period

$6,975,927

$  6,975,927

$  6,072,155

$5,760,515

Loss per Share-Basic

$ 0.07

$ 0.02

$ 0.05

Weighted Average Number of Shares

Outstanding

13,012,628

12,731,050

10,952,138

- See Accompanying Notes -

Desert Sun Mining Corp.                                                                                                           Statement 4

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

Canadian Funds

Cumulative

Amounts

21 May 1980 to

Year Ended

Year Ended

Year Ended

31 August

31 August

31 August

31 August

1999

1999

1998

1997

Operating Activities

Loss for the period

$(6,975,927)

$     (903,772)

$     (311,640)

$(563,475)

Items not affecting cash

Amortization

21,718

2,498

2,843

1,955

Write-off of resource property costs

3,659,965

745,810

42,154

362,844

Write-off of investments in joint

ventures

226,946

-

-

-

Write-off of capital assets

157,341

7,053

-

-

Loss on disposal of capital assets

5,570

-

-

-

Gain on settlement o outstanding

debts

(13,584)

-

-

-

Gain on sale of marketable

securities

(9,876)

-

-

-

Non-controlling interest in Sun

River Gold Phils. Inc.

7,080

-

-

7,080

Changes in:

Accounts receivable

(764)

10,565

5,220

(14,749)

Prepaid expenses

-

300

854

(922)

Accounts payable

748,243

94,828

21,801

5,815

Due to related parties

151,251

62,818

31,665

(13,479)

Cash used in operating activities

(2,022,037)

20,100

(207,103)

(214,931)

InvestingActivities

Resource property costs

(2,816,540)

(92,080)

(353,880)

(542,371)

Purchase of capital assets

(608,386)

-

(3,700)

(18,186)

Proceeds on disposal of resource

property

11,800

-

-

-

Proceeds on disposal of capital

assets

41,600

-

-

-

Security deposit

-

2,315

2,260

(4,575)

Investment in joint ventures

(226,946)

-

-

-

Marketable securities, net

9,876

-

-

-

Cash used in investing activities

(3,588,596)

(89,765)

(355,320)

(565,132)

Financing Activities

Share capital issued

5,615,613

1,150

83,950

911,423

Cash provided by financing activities

5,615,613

1,150

83,950

911,423

Net Increase (Decrease) in Cash

4,980

(68,515)

(478,473)

131,360

Cash position-Beginning of period

-

73,495

551,968

420,608

Cash Position-End of Period

$ 4,980

$ 4,980

$ 73,495

$ 551,968

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for property acquisition

$ 434,062

$3,750

$    -

$   -

Issuance of shares for capital assets

$49,000

$      -

$    -

$   -

Issuance of shares for settlement of debt

$594,582

$      -

$    -

$   -

Amortization included in resource

Property costs

$ 422,967

$1,804

$ 2,120

$ 1,352

-See Accompanying Notes-

Desert Sun Mining Corp.                                                                                                                Schedule

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

For the Years Ended 31 August

Canadian Funds

1999

1998

Mineral

Violeta, Crisantemo, Anaconda, Grau, Franciaand

Progreso Concessions, Bolivia, S.A.

Professional fees

$                    -

$          6,979

Batangas Gold Project, South Luzon Island, Philippines

Acquisition costs

42,235

112,756

Amortization

1,804

2,120

Assays

-

11,860

Camp and general

19,520

29,648

Campsite

1,592

35,347

Equipmen rental

-

17,428

Geological

23,844

55,520

Legal

4,662

5,221

Loss (gain) on foreign exchange

(66)

26,970

Survey

-

212

Travel and promotion

2,239

16,764

95,830

313,846

Oil and Gas

Oil and Gas Leases, Marion County, Illinois, U.S.A.

Drilling

-

35,175

Costs for the Year

95,830

356,000

Balance-Beginning of year

649,980

336,134

Write-off of resource property costs

(745,810)

(42,154)

Balance-End of Year

$                    -

$      649,980

- See Accompanying Notes -

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

1.    Continued Operations

These consolidated financial statements have been prepared assuming the company will continue as a going concern for the foreseeable future and  will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred substantial operating losses over the past several years, has a working capital deficiency of $285,584 and has an accumulated deficit of $6,975,927.

The ability of the company to continue as a going concern is   dependent upon its ability to generate profitable operations in the future and obtain additional financing.   If the going concern assumption were  not appropriate for these financial statements, then  adjustments would be  necessary  to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.    Significant Accounting Policies

a)   Basis of Consolidation

These  consolidated  financial  statements  include  the  accounts  of  the  company   and   its wholly-owned subsidiary, Sun River Gold, Inc., a United States company (inactive), and its 40% owned subsidiary Sun River Gold Phils. Inc., a Philippine company.

Sun River Gold Phils. Inc. has been treated as a subsidiary as the company has de facto control by way of a voting trust giving the company voting control over the remaining 60% of the shares. The non-controlling interest has been recorded at the carrying values in the company's records.

b)   Cash and Cash Equivalents

For purposes  of reporting cash flows, the company considers  cash  and  cash  equivalents  to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.  The company  places  its cash and cash  investments  with institutions of high-credit  worthiness.  At times, such investments  may be  in  excess of federal insurance limits.

c)   Amortization

The company provides for amortization of its capital  assets,  which  are  stated  at  cost,  on  the declining balance method at the following rates:

•     Office furniture and equipment  - 20% per annum

•     Mining equipment - 30% per annum

One half of the annual rate is applied on acquisitions during the year.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

2.    Significant Accounting Policies - Continued

d)   Mineral Properties and Deferred Costs

Mineral exploration  costs  are  capitalized on an individual prospect  basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity  of  certain  claims  as  well  as  the  potential  for  problems  arising  from  the  frequently ambiguous conveyancing history characteristic of many mineral properties.

e)   Foreign Currency Translation

Items originating in a foreign currency included  in  the  financial  statements  are  translated  into Canadian dollars using the temporal method at the following rates: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect  on  the  transaction  date;  revenue and expense items at the average rate for the  year. Foreign exchange translation gains and losses are included in earnings during the year in which they occur.

f)    Loss Per Share

Basic  loss  per  share  calculations  are  based  on  the  weighted  average  number  of  shares outstanding  during  the  year.   The weighted average  number of shares outstanding during the year was 13,012,628 (1998 - 12,731,050; 1997 - 10,952,138).  Fully diluted loss per share has not been presented due to its anti-dilutive effect.

g)   Environmental Expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the  likelihood of new regulations and their overall effect upon  the company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as  incurred  or capitalized and amortized depending  on their future economic benefits.  To date, the company has incurred no environmental expenditures relating to the exploration of mineral properties.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

2.    Significant Accounting Policies - Continued

h)   Management's Estimates

The  preparation  of  financial  statements  in  conformity  with   generally  accepted   accounting principles requires management to make estimates and assumptions that  affect  the  reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

i)     Share Capital

i)     The proceeds from the exercise of stock options, warrants and escrow shares are recorded as  share capital in the amount for  which the option,  warrant or  escrow share enabled the holder to purchase a share in the company.

ii)    Share capital issued for non-monetary consideration is recorded at an amount based on fair market  value  reduced  by  an estimate of transaction costs normally incurred  when issuing shares for cash, as determined by the board of directors of the company.

3.    Fair Value of Financial Instruments

The company’s financial instruments consists of cash, accounts receivable and accounts payable and accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value  of these financial  instruments  approximates  their  carrying values, unless otherwise noted.

4.    Resource Property Costs

a)   As at 31 August 1999, there are no active resource properties (1998 - Batangas Gold Project, South Luzon Island, Philippines, $649,980).

b)   Violeta, Crisantemo, Anaconda, Grau, Francia, and Progreso Concessions, Bolivia, S.A. During the year ended 31 August 1997 the company's management abandoned the concessions and the related costs have been written off.

c)   Batangas Gold Projects, South Luzon Island, Philippines

Sun River  Gold Phils. Inc., the company's subsidiary,  entered  into an  option agreement dated 25 March 1997 (amended 3 November 1997 and 27 October 1998) to acquire a 100% interest in the Batangas Gold Project in South Luzon Island, Philippines.  Under the terms of the agreement, Sun River Gold Phils. Inc., at its option, is to make various payments totalling U.S. $2,142,000 (U.S.   $175,000   paid)   and   incur   exploration   on   the   property   totalling   U.S. $1,100,000 (U.S. $320,000 incurred).   A 3% net smelter return royalty is payable to the vendors, an additional 1% to the holders of the titled surface rights and 0.60% to the holders of the untitled surface rights.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

4.    Resource Property Costs - Continued

c)   Batangas Gold Projects, South Luzon Island, Philippines - Continued

During the current year, the company’s management has written off the related costs because of the inability  of  the  optionor  to  obtain  exploration  permits.    Management  is  still  negotiating  with  the government to obtain the permits.

A finder’s fee relating to the acquisition of the Batangas Gold Projects required various payments totalling $139,600 ($1,250 paid).

During the year, the company issued the finder 4,411 shares at a deemed value of $3,750. No further payments are to be made as the property has been abandoned.

d)   Oil and Gas Leases, Marion County, Illinois, U.S.A.

During the year ended 31 August 1998, the company’s management abandoned the concessions and the related costs have been written off.

5.    Capital Assets

Details are as follows:

1999

1998

Accumulated

Net Book

Net Book

Cost

Amortization

Value

Value

Office furniture and equipment

$25,585

$15,591

$9,994

$15,957

Mining equipment

-

-

-

3,588

$25,585

$15,591

$9,994

$19,545

6.    Due To Related Parties

The amounts due to related parties are non-interest bearing and are repayable on demand.   Details are as follows:

1999

1998

Due to a director and a company controlled by that director

$            131,689

$                85,230

Due to a company with directors in common

17,362

2,003

Due to a former director and a company  controlled  by  a

former director

2,200

1,200

$            151,251

$                88,433

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

7.    Share Capital

a)   The company has 749,980 (1998 - 749,980) shares which are held in escrow.  These shares are subject to release from escrow as the company expends funds on exploration of its mineral properties and with the consent of the governing regulatory bodies.

b)   In connection with sales of common stock during 1999, 1998, 1997 and 1996, the company has also issued warrants to acquire common stock.  The warrant activity is as follows:

Price per

Number

Share

Expiry Date

Balance - 31 August 1995

1,413,077

$        0.17/0.30

23 February 1996/23 February 1997

Stock split 2 for 1

1,413,077

Balance - after stock split

2,826,154

0.115/0.15

23 February 1996/23 February 1997

Warrants issued

1,100,000

0.225

1 October 1996

Warrants issued

500,000

0.60

1 August 1997

Warrants issued

100,000

0.60/0.91

7 August 1997/7 August 1998

Balance - 31 August 1996

4,526,154

0.10/0.91

23 February 1997/7 August 1998

Warrants exercised

(1,100,000)

0.225

Warrants exercised

(2,800,000)

0.10

Warrants exercised

(26,154)

0.15

Warrants issued

100,000

0.60/0.72

10 January 1998/10 January 1999

Warrants issued

320,000

1.00

6 March 1998

Warrants expired

(500,000)

0.60

Balance - 31 August 1997

520,000

0.60/1.00

10 January 1998/10 January 1999

Warrants issued

115,000

0.23/0.26

7 July 1999/7 July 2000

Warrants expired

(320,000)

1.00

Warrants expired

(100,000)

0.91

Balance - 31 August 1998

215,000

0.23/0.72

10 January 1999/7 July 2000

Warrants exercised

(5,000)

0.23

Warrants expired

(100,000)

0.72

Balance - 31 August 1999

110,000

0.26

7 July 2000

c)   The company has a stock option plan which covers its officers and directors.   The options are granted for varying terms

ranging from two  to five  years.  The following  is a schedule of  the activity pursuant to this stock option plan:

Number

Price per Share

Expiry Date

Balance - 31 August 1996

687,210

$      0.42

6 December 2000

Options granted

100,000

0.81

5 November 1998

Options granted

150,000

1.01

28 January 1999

Balance - 31 August 1997

937,210

0.42/1.01

5 November 1998/6 December 2000

Options granted

1,263,900

0.23

8 April 2003

Options cancelled

(937,210)

Options exercised

(250,000)

0.23

Balance - 31 August 1998

1,013,900

0.23

8 April 2003

Options granted

50,000

0.20

16 September 2003

Balance - 31 August 1999

1,063,900

0.20/0.23

8 April 2003/16 September 2003

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

7.    Share Capital - Continued

c)   Continued

In  October  1995,  the  Financial  Accounting  Standards  Board  issued  Statement  of  Financial Accounting Standards No. 123  ("SFAS No. 123"), "Accounting for Stock-Based Compensation". SFAS   No.   123   establishes   financial  accounting   and  reporting  standards  for  stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25,

"Accounting for Stock Issued to Employees".  The company has adopted  the  disclosure  only provisions of SFAS No. 123 as follows:

1999

1998

Net loss

As reported

$              903,772

$              311,640

Pro forma

 $              904,272

$              324,279

Net loss per share

As reported

$                       0.07

$                   0.02

Pro forma

$                        0.07

$                   0.03

The fair value of each option grant is  estimated on the date of grant using the  Black-Scholes option-pricing model with the following weighted average assumptions:

1999

1998

Expected dividend yield

0.00

0.00

Expected stock price volatility

124%

122%

Risk-free interest rate

4.91%

5.55%

Expected life of options

5.0 year

5.0 years

The weighted average grant-date fair value of options granted in 1999 and 1998 was $0.01 and $0.01 respectively.

d)   During the year, 5,000 warrants were exercised for shares in the amount of $1,150 by an officer and a director.

8.    Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

1999

1998

Management fee paid or accrued to an officer and director

$            30,000

$               60,000

Consulting  fee  paid  to  a company controlled by an officer and director

-

20,900

Consulting fee paid to  a company controlled by a former

officer

-

12,500

Accounting fees paid to company controlled by an individual

related to an officer

-

6,450

Legal  fees  paid or  accrued  to a director of a subsidiary company

4,662

5,221

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

9.    General and Administrative Expenses

Details are as follows:

1999

    1998

        1997

Administrative services

$              -

$           -

$      5,775

Consulting fees

2,000

23,625

6,500

Listing and filing fees

5,078

9,185

6,728

Management fees

30,000

60,000

30,000

Office, telephone and miscellaneous

11,737

13,067

18,561

Outside property investigation

-

-

9,719

Professional fees

62,022

72,612

39,131

Rent

16,024

24,596

18,032

Shareholders communication

8,205

50,188

48,777

Transfer agent fees

5,712

9,959

10,683

Travel and promotion

2,271

3,411

4,770

$     143,049

$    266,643

$ 198,676

10.  Commitment

The company has a management agreement with an officer  and  director.    This  is  a  one  year renewable contract from 1 September to 31 August with remuneration of $60,000 per annum.   This was reduced by the director and officer to $30,000 for the year ended 31 August 1999.

11.  Contingent Liability

The company is in dispute of an invoice received in the amount of U.S. $6,252.  Management is of the opinion that no amount is owed as the services were not rendered.  At year-end, the two parties had not come to a resolution.  No amount has been accrued in the consolidated financial statements as the outcome is unknown.

12.  Income Taxes

a)   The company has income tax losses carried forward of $3,886,040 available to reduce future taxable income and expire as follows:

Amount

2000                                                                                                                       $                96,045

2001                                                                                                                                         26,434

2002                                                                                                                                        89,600

2003                                                                                                                                       117,379

2004                                                                                                                                       198,669

2005                                                                                                                                       266,649

2006                                                                                                                                    3,091,264

                                                                                                                               $           3,886,040

b)   In addition, the company has $277,000 in exploration and development expenditures which are available for income tax purposes.

The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the company.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

13.  Segmented Information

Details are as follows:

Oil and

Mineral

Industrial Basis

Gas

Exploration

Total

Loss for the year ended

31 August 1999                                                       $                  -     $       903,772    $       903,772

31 August 1998                                                       $        35,175     $       276,465    $       311,640

Identifiable assets

31 August 1999                                                       $                  -     $         15,738    $         15,738

31 August 1998                                                       $                  -     $       756,964    $       756,964

Geographical Basis

Canada

Philippines

Bolivia

U.S.A.

Total

Loss for the year ended

31 August 1999        $      145,547    $     758,225     $                 -    $                  -      $       903,772

31 August 1998        $      269,492    $                 -     $         6,973    $        35,175     $       311,640

Identifiable assets

31 August 1999        $        15,738    $                 -     $                 -    $                  -      $         15,738

31 August 1998        $      106,984    $     649,980     $                 -    $                  -      $       756,964

14.  United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance  with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects,  with  accounting  principles  generally  accepted  in  the  United  States  and  the  rules  and regulations of the Securities Exchange Commission.

a)   Under the Canadian generally accepted accounting principles the  calculation  of  basic  loss  per share is calculated using the weighted average number of common shares outstanding during the year as well as  including any common stock equivalents  which may be outstanding,  if such common stock equivalents are not anti-dilutive.  This  weighted average  number of  common shares outstanding includes any shares that remain in escrow, that may be earned out based on the company incurring a certain amount of exploration and development expenditures.

Under   United   States  generally  accepted   accounting  principles  primary  loss  per  share   is calculated using the weighted average number of shares outstanding during the year, as well as including  any  common  stock  equivalents  which  may  be  outstanding  if  such  common  stock equivalents are not anti-dilutive.  This weighted average number of common shares outstanding excludes any shares that remain in escrow,  but  may  be  earned  out  based  on  the  company incurring a certain amount of exploration and development expenditures.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

14.  United States Generally Accepted Accounting Principles - Continued

b)   Under Canadian generally accepted accounting principles, the mineral properties are carried at cost and  written off or written down if the properties are  abandoned,  sold  or  if  management decides  not  to  pursue  the  properties.    Under  United  States  generally  accepted  accounting principles, the company would periodically review and obtain independent reports in determining adjustments  to  the  mineral  properties  and  records  properties  at  net  realizable  value.    The company  has  not  yet  obtained  an  independent  report  for  United  States  generally  accepted accounting  principles  purposes,  therefore,  the  company’s  mineral  property  costs  have  been written off.

c)   Under U.S. generally accepted accounting  principles, stock compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.   Under Canadian generally accepted accounting  principles, no  value is  attributed to such shares released  and  no  compensation expense is recorded.

d)   The impact of the above  differences between  Canadian  and  United  States  generally  accepted accounting principles on loss for the period is as follows:

Cumulative

from Inception

Year

Year

Year

(21 May 1980)

Ended 31

Ended

Ended

to 31 August

August

31 August

31 August

1999

1999

1998

1997

Loss for the year as reported

$  (6,975,927)

    $      (903,772)

$       (311,640)

$   (563,475)

Stock compensation expense

(377,497

-

-

-

Write-off of resource property costs

-

649,980

(313,846)

(180,880)

Loss  for  the  year  in  accordance  with

United    States   generally   accepted

accounting principles

$  (7,353,424)

$     (253,792)

$      (625,486)

$    (744,355)

Primary loss per share for the period in

accordance with United States

generally accepted accounting

principles

$         (0.02)

$          (0.05)

$     (0.07)

Weighted average number of shares:

Canadian basis

13,012,628

12,731,050

10,952,138

Shares held in escrow

(749,980)

(749,980)

(749,980)

Common share equivalents

Share purchase warrants *

110,000

215,000

520,000

Share purchase options *

1,063,900

1,013,900

937,210

U.S. basis

12,262,648

11,981,070

10,202,158

*  Not applicable to calculations as the effect is anti-dilutive.

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

14.  United States Generally Accepted Accounting Principles - Continued

e)   The impact of the above  differences between  Canadian  and  United  States  generally  accepted accounting principles on the deficit, as reported, is as follows:

Cumulative

from Inception

Year

Year

Year

(21 May 1980)

Ended 31

Ended

Ended

to 31 August

August

31 August

31 August

1999

1999

1998

1997

Deficit - As reported

$     (6,975,927)

$  (6,975,927)

$  (6,072,155)

$  (5,760,515)

Stock compensation expense

(377,497)

 (377,497)

(377,497)

(377,497)

Write-off of resource property costs

-

 -

(649,980)

 (336,134)

Deficit in accordance with United States

generally  accepted   accounting

principles

$  (7,353,424)

 $ (7,353,424)

$   (7,099,632)

$  (6,474,146)

f)    The impact of the above  differences between  Canadian  and  United  States  generally  accepted accounting principles  on  the statement of changes in shareholders’ equity, as reported,  is as follows:

Common Shares

Number

Amount

Deficit

Total

Shareholders’ equity balance as

reported at 31 August 1997

12,639,063

$  6,604,407

$   (5,760,515)

$   843,892

Stock compensation expense

-

377,497

(377,497)

-

Write-off of resource property costs

  (336,134)

(336,134)

Shareholders’ equity in accordance with

United    States   generally   accepted

accounting  principles  at  31  August

1997

12,639,063

$  6,981,904

$    (6,474,146)

 $ 507,758

Shareholders’  equity  balance  as

reported at 31 August 1998

13,004,063

$    6,688,357

  $    (6,072,155)

 $    616,202

Stock compensation expense

-

     377,497

 (377,497)

-

Write-off of resource property costs

 (649,980)

(649,980)

Shareholders’ equity in accordance with

United    States   generally   accepted

accounting  principles  at  31  August

1998

13,004,063

 $    7,065,854

  $     (7,099,632)

$   (33,778)

Shareholders’  equity  balance as

reported at 31 August 1999

13,013,474

  $    6,693,257

   $     (6,975,927)

  $  (282,670)

Stock compensation expense

-

   377,497

(377,497)

-

Shareholders’ equity in accordance with

United  States generally accepted

accounting  principles  at  31  August

1999

13,013,474

$    7,070,754

$     (7,353,424)

 $   (282,670)

Desert Sun Mining Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 August 1999 and 1998

Canadian Funds

15.  Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year.  Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dated is processed.  In addition, similar problems may arise in some systems which use certain date in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year

2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

16.  Subsequent Event

Subsequent to year-end, the company signed a letter of intent dated 16 September 1999 to earn up to an 80% interest in the Tubutama Borate project in the Alter Mining Agency, Sonora, Mexico.   To earn the first 60%, the company, at its option, must make the following payments, share issuances and exploration expenditures:

U.S.

   U.S.

Cash

 Share

 Exploration

Payments

   Issuances

 Expenditures

Upon execution of the formal agreement

  $     5,000

-

  -

Within  six  months  of  the  acceptance  by  the

Canadian Venture Exchange (“effective

date”)

10,000

40,000

-

Within one year of the effective date

15,000

40,000

50,000

Within two years of the effective date

20,000

40,000

100,000

Within three years of the effective date

-

-

100,000

$       50,000

120,000

 $250,000

Within five years of the effective date, the company must start hand selection of ore minerals.

To  earn  a  further  20% the company must, within certain  time limits, notify the optionor that the company intends to proceed to full commercial production and within five years of the effective date complete a feasibility report on  the claims, build the  plant required and commence commercial production.

Once the company has obtained either a 60% or 80% interest in the property, a joint venture is to be formed with the optionor.

The letter of intent had an expiry date of 31 October 1999 but this has been extended by making the first payment (U.S. $5,000 - paid).  The company is in negotiation to complete the formal agreement.

The above is subject to shareholder and regulatory approval.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                                             Schedule A

                   X                        Schedules B & C

ISSUER DETAILS:

Name of Issuer:

Desert Sun Mining Corp.

Issuer’s Address:

#610 - 650 West Georgia Street, Vancouver, B.C. V6B 4N7

Contact Person:

Thomas R. Tough

Contact’s Position:

President and Director

Contact’s Telephone Number:

685-2542

For Quarter Ended:

1999/08/31

Date of Report:

2000/01/20

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE  BOARD  OF  DIRECTORS.    A  COPY  OF  THIS  QUARTERLY  REPORT  WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDULE  A  AND SCHEDULES B & C.

Thomas R. Tough                                “Thomas R. Tough”                                  28 January 2000

Jane G. Tough                                       “Jane G. Tough”                                    28 January 2000

SCHEDULE B

1.   YEAR TO DATE REQUIREMENTS

a)   Deferred costs, exploration and development:

See consolidated financial statements for details.

b)   General and administrative:

See consolidated financial statements for details.

c)   Expenditures to non-arms length parties:

See consolidated financial statements for details.

2.   FOR THE QUARTER ENDED 31 AUGUST 1999

a)   Securities issued:

See consolidated financial statements for details.

b)   Options granted:

See consolidated financial statements for details.

3.   AS AT 31 AUGUST 1999

a)   Authorized and issued share capital:

See consolidated financial statements for details.

b)   Summary of options, warrants and convertible securities outstanding:

See consolidated financial statements for details.

c)   Shares in escrow or subject to pooling:

749,980 escrow shares

d)   List of directors:

Thomas R. Tough Jane G. Tough John Carlo Loretto

DESERT SUN MINING CORP.

Quarterly Report to August 31, 1999

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, May 31, 1999 to August 31, 1999:

The Company has waited for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Optionor has not been successful in obtaining the requisite permits.  As a result, the Company is not able to carry out its planned exploration program.  The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the  Ulanin  epithermal gold-bearing  breccia/stockworks zone. The  Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

The  Company’s  consultant,  Mr.  John  Perry,  P.Geo.,  in  his  report  dated  February  4,  1998,  has recommended a program comprised 24 drill holes  totalling a length of some 3,350  metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is  to  test  the  Ulanin  area  for  its  potential  to  host  bulk  mineable  resources  within  the  auriferous breccia/stockworks zone.

The  Ulanin  Zone  has  been  identified  from  results  obtained  from  soil/eluvium  geochemistry,  an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the  Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

As a result of the inability of the Optionor to obtain tenure to its claims, the Company has written down its investment in the Philippine project.  The Company has been examining other opportunities to participate in exploration projects in the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

During the financial year ended August 31, 1999, the Company negotiated a letter of intent whereby it has been granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borite Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in.  The Company may elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest.  Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The  Company’s  Form  20F  has  been  filed  with  and  approved  by  the  United  States  Securities  and Exchange Commission.  The Form 20F is a requirement if the Company is to establish the market for its shares on the NASDAQ Electronic Bulletin Board.

CHANGES IN MANAGEMENT

Subsequent to the quarter ended August 31, 1999, Jane Tough resigned as Secretary of the Company and Thomas R. Tough, Jr. was appointed as Secretary.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

Since the date of the last Quarterly Report, there have been no special resolutions presented to or passed by members of the Company.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Write-offs of deferred expenditures and mineral properties taken by the Company during the fiscal year ended August 31, 1999 amounted to $649,980 and the Company had write-offs of $42,154 during the fiscal year ended August 31, 1998.  Management concluded that the projects are no longer considered viable given the current market conditions and the stage of exploration on each of the properties.

General and administrative expenses decreased for the fiscal year ended August 31, 1999 to $143,049 from  269,486  for  the  fiscal  year  ended  August  31,  1998.  Within  the  category  of  General  and Administrative Expenses, Professional fees decreased for the fiscal year ended August 31, 1999, to $62,022 from $72,616 for the fiscal year ended August 31, 1998. Office expenses decreased for the fiscal year  ended  August  31,  1999  to  $11,737  from  $13,067  for  the  fiscal  year  ended  August  31,  1998. Communication expenses decreased for the fiscal year ended August 31, 1999 to $8,205 from $50,188 for the fiscal year ended August 31, 1998.  Management fees decreased for the fiscal year ended August 31, 1999 to $30,000 from $60,000 for the fiscal year ended August 31, 1998.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

X                       Schedule A

                          Schedules B & C

ISSUER DETAILS:

Name of Issuer:

DESERT SUN MINING CORP.

Issuer’s Address:

#630 - 470 Granville Street, Vancouver, B.C. V6C 1V5

Contact Person:

Thomas Tough

Contact’s Position:

 Director

Contact’s Telephone Number:

(604) 685-2542

For Quarter Ended:

1999/11/30

Date of Report:

2000/02/01

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED  THEREIN HAS BEEN  APPROVED  BY THE  BOARD  OF  DIRECTORS.    A  COPY  OF  THIS  QUARTERLY  REPORT  WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDLE  A  AND SCHEDULES B & C.

Thomas R. Tough                               “Thomas Tough”                                 11 February 2000

Jane G. Tough                                       “Jane Tough”                                    11 February 2000

DESERT SUN MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 NOVEMBER 1999

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim  consolidated balance sheet  of Desert Sun Mining Corp. (An  Exploration

Stage  Company)  as  at 30  November  1999  and the interim consolidated statements of operations and

cash flows for the three months then ended from information provided by management.   We have not

audited,  reviewed or  otherwise attempted  to verify  the accuracy  or  completeness  of  such  information.

Readers are cautioned that these statements may not be appropriate for their purposes.

“Staley, Okada, Chandler & Scott”

Langley, B.C.                                                                                STALEY, OKADA, CHANDLER & SCOTT

1 February 2000                                                                                            CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.                                                                                                           Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

As at 30 November

Canadian Funds

Unaudited - See Notice to Reader

ASSETS

1999

1998

Current

Cash

$6,746

$8,800

Accounts receivable

972

8,617

Security deposit

-

2,315

7,718

19,732

Capital Assets, net of accumulated amortization

9,494

18,803

Resource Property Costs-Schedule

11,074

708,839

$28,286

$747,374

LIABILITIES Current

Accounts payable and accrued liabilities

$138,099

$75,019

Due to related parties

169,978

103,433

308,077

178,452

Non-Controlling Interest in Sun River Gold Phils. Inc.

7,080

7,080

Loan Payable

15,000

-

SHAREHOLDERS’ EQUITY (DEFICIENCY) Share Capital

Authorized:

50,000,000 common shares without par value

Issued and fully paid:

13,013,474 (13,013,474) shares

6,693,257

6,693,257

Deficit-Statement 2

(6,995,128)

(6,131,415)

(301,871)

561,842

$28,286

$747,374

ON BEHALF OF THE BOARD:

“Thomas Tough”                       , Director

“Jane Tough”                             , Director

Desert Sun Mining Corp.                                                                                                           Statement 2

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

For the Three Months Ended 30 November

Canadian Funds

Unaudited - See Notice to Reader

1999

1998

Operating Expenses

Amortization

$           500

$         625

General and administrative

18,701

58,635

Loss for the Period

19,201

59,260

Deficit-Beginning of period

6,975,927

6,072,155

Deficit-End of Period

$6,995,128

$6,131,415

Loss per Share-Basic

$                 -

$             -

Weighted Average Number of Shares Outstanding

13,013,474

13,011,807

Desert Sun Mining Corp.                                                                                                           Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended 30 November

Canadian Funds

Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)

1999

1998

Operating Activities

Loss for the period

$(19,201)

$(59,260)

Item not affected by cash

Amortization

500

625

Changes in current assets and liabilities

Accounts receivable

(208)

2,712

Prepaid expenses

-

300

Accounts payable and accrued liabilities

(1,978)

29,770

Due to related parties

18,727

15,000

Cash used in operating activities

(2,160)

(10,853)

Investing Activities

Resource property costs

(11,074)

(58,408)

Purchase of capital assets, net

-

(334)

Cash used in investing activities

(11,074)

(58,742)

Financing Activities

Share capital issued

-

4,900

Loan payable

15,000

-

Cash provided by financing activities

15,000

4,900

Net Increase (Decrease) in Cash

1,766

(64,695)

Cash position-Beginning of period

4,980

73,495

Cash Position-End of Period

$6,746

$8,800

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for finder’s fee

$      -

$3,750

Amortization included in resource property

$      -

$451

Desert Sun Mining Corp.                                                                                                                Schedule

(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs

For the Three Months Ended 30 November

Canadian Funds

Unaudited - See Notice to Reader

1999

1998

Mineral

Batangas Gold Project, South Luzon Island, Philippines

Acquisition costs

$-$

42,235

Amortization

-

451

Camp and general

-

3,054

Campsite

-

236

Geological

-

1,700

Professional fees

-

9,539

Travel and promotion

-

1,644

-

58,859

Tubutama Project, Sonora, Mexico

Set-up costs

11,074

-

Costs for the Period

11,074

58,859

Balance-Beginning of period

-

649,980

Balance-End of Period

$11,074

$708,839

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                           Schedule A

X                       Schedules B & C

ISSUER DETAILS:

Name of Issuer:                               DESERT SUN MINING CORP.

Issuer’s Address:                           #630 - 470 Granville Street, Vancouver, B.C. V6C 1V5

Contact Person:                              Thomas Tough

Contact’s Position:                         Director

Contact’s Telephone Number:      (604) 685-2542

For Quarter Ended:                         1999/11/30

Date of Report:                                2000/02/01

CERTIFICATE:

THE   SCHEDULE(S)   REQUIRED   TO   COMPLETE   THIS   QUARTERLY   REPORT   ARE ATTACHED AND THE DISCLOSURE CONTAINED  THEREIN HAS BEEN  APPROVED  BY THE  BOARD  OF  DIRECTORS.    A  COPY  OF  THIS  QUARTERLY  REPORT  WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF  SCHEDLE  A  AND SCHEDULES B & C.

Thomas R. Tough                             “Thomas R. Tough”                               11 February 2000

Jane G. Tough                                     “Jane G. Tough”                                  11 February 2000

SCHEDULE B

1.    YEAR TO DATE REQUIREMENTS

a)   Deferred costs, exploration and development:

See interim consolidated financial statements for details.

b)   General and administrative:

Professional fees

$      (322)

Management fee

15,000

Investor relations

18

Rent

3,483

Office and miscellaneous

351

Foreign exchange

89

Bank charges and interest, net

82

$   18,701

c)   Expenditures to non-arms length parties:

Management fee paid to a director and officer                                             $               15,000

2.    FOR THE QUARTER ENDED 30 NOVEMBER 1999

a)   Securities issued:

NONE

b)   Options granted:

NONE

3.    AS AT 30 NOVEMBER 1999

a)   Authorized and issued share capital:

                                                                                                                Issued

                                                                            Authorized

Class                                   Par Value                    Number                   Number                  Amount

Common                              NPV                       50,000,000              13,013,474             $6,693,257

b)   Summary of options, warrants and convertible securities outstanding:

Security                         Number    Price                Expiry Date

Options                       1,013,900    $0.23               8 April 2003

                                        50,000    $0.20               16 September 2003

Warrants                        110,000    $0.26               7 July 2000

c)   Shares in escrow or subject to pooling:

749,980 escrow shares

d)   List of directors:

Thomas R. Tough

Jane G. Tough

John Carlo Loretto

DESERT SUN MINING CORP.

Quarterly Report to November 30, 1999

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from August 31, 1999, to November 30, 1999:

The Company is still waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Optionor has not been successful in obtaining the requisite permits.  As a result, the Company has not been able to carry out its planned exploration program.  The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain the Ulanin epithermal gold-bearing breccia/stockworks zone as well as 12 known gold-bearing veins. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

As a result of the inability of the Optionor to obtain tenure to its claims, the Company has written down its investment in the Philippine project.  The Company has been examining other opportunities to participate in exploration projects.

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in.  The Company may elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest.  Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

Since the date of the last Quarterly Report, there have been no special resolutions presented to or passed by members of the Company.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $11,074 have been expended on set up costs for the Tubutama Project acquisition,  Sonora, Mexico.  A loan in the amount of $15,000 was made to the Company during the quarter from a arm’s length party.

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of:

______x_____ SCHEDULE A

____________ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.

#630 - 470 Granville Street

Vancouver, BC   V6C 1V5

Telephone:  (604) 531-9639

Fax:  (604) 531-9634

Contact Person:                                                                                                        Thomas Tough

Contact's Position:                                                                                                               Director

Contact Telephone Number:                                                                                  (604) 685-2542

For Quarter Ended:                                                                                              February 29, 2000

Date of Report:                                                                                                          April 27, 2000

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of the quarterly report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough                                               “Thomas Tough”

Date Signed: April 27, 2000

Director Full Name: Jane Tough                                                        “Jane Tough”

Date Signed: April 27, 2000

DESERT SUN MINING CORP.

Interim Financial Statements

February 29, 2000

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street Vancouver, BC V6C 1L6

TEL: (604) 687-5447

FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at February 29, 2000 and the statements of operations and deficit and cash flows for the six month period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“De Visser & Company”

CHARTERED ACCOUNTANTS Vancouver, B.C.

April 27, 2000

DESERT SUN MINING CORP.

Consolidated Balance Sheet

As at

February 29,

February 28,

2000

1999

$

$

ASSETS

Current Assets

Cash

190

1,998

Accounts receivable

1,961

7,783

Security deposits

-

2,315

2,151

12,096

Capital assets

8,994

17,727

Resource property costs

14,422

726,576

25,567

756,399

LIABILITIES

Current

Loan payable

15,000

-

Accounts payable and accrued liabilities

101,003

117,920

Due to related parties

225,944

126,558

341,947

244,478

Non-controlling interest in Sun River Gold Phils. Inc.

7,080

7,080

349,027

251,558

SHAREHOLDERS‘ (DEFICIENCY) EQUITY

Share Capital

6,693,257

6,693,257

Deficit

(7,016,717)

(6,188,416)

(323,460)

504,841

25,567

756,399

Unaudited - See Notice to Reader

DESERT SUN MINING CORP.

Consolidated Statements of Operations

For the Six Months Ended

February 29,

February 28,

2000

1999

$

$

Expenses

Amortization

1,000

1,249

Automotive

-

751

Bank charges and interest, net

384

(185)

Consulting

-

2,000

Foreign exchange

76

(398)

Investor relations and shareholders information

18

6,000

Management fee

15,000

20,000

Office and miscellaneous

1,667

12,199

Professional fees

12,560

60,222

Rent

6,628

6,593

Transfer agent, listing and filing fees

3,457

6,326

Travel and promotion

-

1,504

Loss for the period

(40,790)

(116,261)

Deficit-beginning of period

(6,975,927)

(6,072,155)

Deficit-end of period

(7,016,717)

(6,188,416)

Loss per share

$(0.00)

$(0.01)

Weighted average number of shares outstanding

13,013,474

13,011,807

Unaudited - See Notice to Reader

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

For the Six Months Ended

Cash Resources Provided By (Used In)

February 29,

February 28,

2000

1999

$

$

Operating Activities

Loss for the period

(40,790)

(116,261)

Items not affecting cash

Amortization

1,000

1,249

(39,790)

(115,012)

Net changes in non-cash working capital components

Accounts receivable

(1,197)

3,546

Prepaid expenses

-

300

Accounts payable and accrued liabilities

(39,074)

72,671

Due to related party

74,693

38,125

Loan payable

15,000

-

9,632

(370)

Investing Activities

Resource property costs

(14,422)

(76,596)

Capital assets

-

569

(14,422)

(76,027)

Financing Activities

Issuance of shares

-

4,900

Net cash used during period

(4,790)

(71,497)

Cash-beginning of period

4,980

73,495

Cash-end of period

190

1,998

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for finder's fee

-

3,750

Amortization included in resource property costs

-

902

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of:

____________ SCHEDULE A

______x_____ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.

#630 - 470 Granville Street

Vancouver, BC   V6C 1V5

Telephone:  (604) 531-9639

Fax:  (604) 531-9634

Contact Person:                                                                                                           Thomas Tough

Contact's Position:                                                                                                                 Director

Contact Telephone Number:                                                                                      (604) 685-2542

For Quarter Ended:                                                                                               February 29, 2000

Date of Report:                                                                                                            April 27, 2000

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of the quarterly report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough                                                   Thomas Tough

Date Signed: April 27, 2000

Director Full Name: Jane Tough                                                            Jane Tough

Date Signed: April 27, 2000

DESERT SUN MINING CORP.

Quarterly Report February 29, 2000

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.    For the current fiscal year to date:

a) Deferred costs, exploration and development:                                  $      14,422.00

b) Expenditures to non-arms length parties:

Management fee paid to a director and officer.                                   $      15,000.00

2.    For the quarter under review:

a)  Securities issued: Nil

b)  Options granted: Nil

As at the end of the quarter:

a)  Authorized capital:             50,000,000 common shares without par value

      Issued and outstanding:   13,013,474

b)  Summary of options, warrants, and convertible securities outstanding:

                                             Number                           Exercise                               Expiry

Security                      Outstanding                            Price                                     Date

                                                                                     $

Options                                  1,013,900                     0.23                               April 8, 2004

                                                   50,000                     0.20                         September 16, 2003

Warrants                                  110,000                     0.26                               July 7, 2000

c)    Shares in escrow: 728,344

d)   Directors:

Thomas R. Tough

Jane G. Tough

Curtis Huber

DESERT SUN MINING CORP.

Quarterly Report February 29,2000

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from November 30, 1999 to February 29, 2000:

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the  Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to  full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0. 105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date").

A finder’s fee of 10% of the gross proceeds is to be paid.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $11,074 have been expended on set up costs for the

Tubutama Project acquisition, Sonora, Mexico

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                    X                          Schedule A

                                                 Schedules B & C

ISSUER DETAILS:

Name of Issuer:                                      DESERT SUN MINING CORP.

Issuer’s Address:                                 #630 - 470 Granville Street, Vancouver, B.C.  V6C 1V5

Contact Person:                                     Thomas R. Tough

Contact’s Position:                                Director

Contact’s Telephone Number:           (604) 685-2542

For Quarter Ended:                              00/05/31

Date of Report:                                      00/07/28

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE  NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough                                     “Thomas R. Tough”                                           July 28, 2000

Jane G. Tough                                             “Jane G. Tough”                                              July 28, 2000

DESERT SUN MINING CORP.

Interim Financial Statements

May 31, 2000

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street Vancouver, BC V6C 1L6

TEL: (604) 687-5447

FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at May 31, 2000 and the statements of operations and deficit and cash flows for the nine month period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“De Visser & Company”

CHARTERED ACCOUNTANTS Vancouver, B.C.

July 28, 2000

DESERT SUN MINING CORP.

Consolidated Balance Sheets As at May 31,

2000

1999

$

$

ASSETS

Current Assets

Cash

180,387

2,413

Accounts receivable

1,045

4,888

Prepaid expenses

-

1,333

Security deposits

-

4,034

181,432

12,668

Capital assets

8,494

16,651

Resource property costs

16,266

735,408

206,192

764,727

LIABILITIES

Current

Accounts payable and accrued liabilities

90,498

127,138

Due to related parties

183,785

149,806

Loan payable

15,000

-

289,283

276,944

Non-controlling interest in Sun River Gold Phils. Inc.

7,080

7,080

296,363

284,024

SHAREHOLDERS (DEFICIENCY) EQUITY

Share capital

6,693,257

6,693,257

Special warrants

236,250

-

Deficit

(7,019,678)

(6,212,554)

(90,171)

480,703

206,192

764,727

ON BEHALF OF THE BOARD:

“Thomas R. Tough”                                   , Director

“Jane R. Tough”                                      , Director

- See Accompanying Note -

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

For the Nine Month Periods  Ended May 31,

2000

1999

$

$

Revenue

Interest Income

2,826

40

Expenses

Amortization

1,500

1,874

Automotive

-

751

Bank charges and interest, net

864

-

Consulting

-

2,000

Foreign exchange

56

(393)

Investor relations and shareholders information

18

6,900

Management fees

15,000

35,000

Office and miscellaneous

1,754

13,251

Professional fees

13,560

62,022

Rent

8,128

7,601

Transfer agent, listing and filing fees

5,697

9,930

Travel and promotion

-

1,503

46,577

140,439

Loss for the period

(43,751)

(140,399)

Deficit-beginning of period

(6,975,927)

(6,072,155)

Deficit-end of period

(7,019,678)

(6,212,554)

Loss per share

$

$

Weighted average number of shares outstanding

13,006,255

13,012,363

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

For the Nine Month Periods Ended May 31,

Cash Resources Provided By (Used In)

2000

1999

$

$

Operating Activities

Loss for the period

(43,751)

(140,399)

Item not affecting cash:

Amortization

1,500

1,874

(42,251)

(138,525)

Net changes in non-cash working capital components:

Accounts receivable

(281)

6,441

Accounts payable and accrued liabilities

(49,579)

81,889

Due  to related party

32,534

61,375

Prepaid expenses

-

(1,033)

Security deposit

-

(1,719)

(59,577)

8,426

Investing Activities

Resource property costs

(16,266)

(85,428)

Capital assets

-

1,020

(16,266)

(84,408)

Financing Activities

Loan proceeds received

15,000

-

Issuance of special warrants

236,250

-

Issuance of common shares

-

4,900

251,250

4,900

Net provided (used) cash used during period

175,407

(71,082)

Cash-beginning of period

4,980

73,495

Cash-end of period

180,387

2,413

Supplemental Schedule of Non-Cash Operating and Financiang Activities:

Issuance of shares for finder's fee

-

3,750

Amortization included in resource property costs

-

4,826

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                              Schedule A

X                          Schedules B & C

ISSUER DETAILS:

Name of Issuer:                                      DESERT SUN MINING CORP.

Issuer’s Address:                                 #630 - 470 Granville Street, Vancouver, B.C.  V6C 1V5

Contact Person:                                     Thomas R. Tough

Contact’s Position:                                Director

Contact’s Telephone Number:           (604) 685-2542

For Quarter Ended:                              00/05/31

Date of Report:                                      00/07/28

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE  NOTE,  THIS  FORM  IS  INCORPORATED  AS  PART  OF  BOTH  THE  REQUIRED  FILING  OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough                                     “Thomas R. Tough”                                           July 28, 2000

Jane G. Tough                                             “Jane G. Tough”                                              July 28, 2000

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.    For the current fiscal year to date:

a) Deferred costs, exploration and development:                                             $16,266

b) Expenditures to non-arms length parties:

Management fee paid to a director and officer.                                      $15,000

2.    For the quarter under review:

a)  Securities cancelled:

Type of                                Number of               Price per                  Deemed

cancellation                         Shares                      Share                     Proceeds

                                                                                $

Cancellation of escrow           (21,656)                    -                              -

b)  Options granted: Nil

As at the end of the quarter:

a)  Authorized capital:             50,000,000 common shares without par value

      Issued and outstanding:   12,991,818

b)  Summary of options, warrants, and convertible securities outstanding:

                                        Number                             Exercise                                Expiry

Security                      Outstanding                            Price                                     Date

                                                                                      $

Options                                       50,000                     0.20                      September 16, 2003

                                               1,013,900                    0.23                           April 8, 2004

Warrants                                *110,000                     0.26                           July 7, 2000

      * expired subsequently

c)          Shares in escrow: 706,688

d)   Directors:

Thomas R. Tough

Jane G. Tough

Curtis Huber

DESERT SUN MINING CORP.

Quarterly Report to May 31, 2000

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from February 29, 2000 to May 31, 2000:

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0. 105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date").

A finder’s fee of 10% of the gross proceeds is to be paid. The private placement has successfully closed.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $16,266 have been expended on set up costs for the

Tubutama Project acquisition, Sonora, Mexico.

DESERT SUN MINING CORP.

INFORMATION CIRCULAR

as at and dated January 25, 2000

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Desert Sun Mining Corp. (the "Company") for use at the 2000 annual general meeting (the “Meeting”) of members of the Company to be held on February 29, 2000, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company.  A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Montreal Trust Company of Canada, 4th  Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Montreal Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting.  If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters.  If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on December 30, 1999, pursuant to the requirements of section 111 of the

Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 50,000,000 common shares without par value.  As at the date of this information circular, 13,013,474 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.  January 25, 2000, has been fixed in advanced by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Staley, Okada, Chandler

& Scott, Chartered Accountants as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of                                                                                  Period From                                 Number of

Nominee and Present                                                                                  Which Nominee                        Approximate

Position with Company                   Principal Occupation                          Has Been Director                     Voting Securities 1

Thomas R. Tough                          Professional Engineer; Geological        September 5, 1985                       171,242

Richmond, BC                                Consultant

President and Director

Jane Tough                                    Registered Nurse                                     May 7, 1987                              803,324

Richmond, BC

Director

John C. Loretto                               Consulting Engineer                               June 22, 1998                                   Nil

Ladner, BC

Director

1       voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee.  Thomas R. Tough, John C. Loretto and Jane Tough are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Thomas R. Tough is the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations"

under the Securities Act  of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Incentive Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

                                                                  Annual Compensation                                                 Long Term Compensation

                                                                                                                                                                                              Awards            Payouts

                                                                                                                                       Securities               Restricted

                                                                                                            Other Annual                   Under                   Shares or                                              All Other

Name and                                       Salary              Bonus             Compensation        Options/SARs            Restricted           LTIP Payouts        Compensation

Principal Position       Year              ($)                    ($)                      ($)1                      Granted                Share Units                    ($)                         ($)2

                                                                                                                                              (#)                            ($)

Thomas R. Tough        96/97            Nil                   Nil                     Nil                           Nil                            Nil                           Nil                  $30,000

President                      97/98           Nil                    Nil                     Nil                        582,000                        Nil                           Nil                  $60,000

                                          98/99           Nil                    Nil                       Nil                           Nil                          Nil                           Nil                   $30,0003

1       the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2       for further details, refer to the heading "Management Contracts" below

3       For the financial year ended August 31, 1999, Mr. Tough reduced his management fee to $2,500 per month.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended August 31,

1999.

Options & SARs Granted by Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the  Securities Act  of British Columbia were made to Named Executive Officers of the Company during the year ended August 31, 1999.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended August 31, 1999 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

                                                                                                                                  Unexercised Options/SARs at FY-             Value of Unexercised in the

                                                                                                                                                                  End (#)                                   Money Options/SARs at FY-End

                                                 Securities              Aggregate Value                                                                                                   ($)

Name                                         Acquired on                 Realized ($)                  Exercisable/Unexercisable

                                                   Exercise (#)                                                                                                                       Exercisable/Unexercisable

Thomas R. Tough                             Nil                           Nil                                382,000(exercisable)                                            Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers  which  would  result  from  the  resignation,  retirement  or  any  other  termination  of  the  executive  officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended August 31, 1999.

Management Contracts

The Company is party to a management contract with Thomas R. Tough, President of the Company, whereby Mr. Tough is engaged to perform management services at a cost of $60,000 per year .

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 1999.

Interest of Insiders In Material Transactions

During the year ended August 31, 1999, the Company incurred management fees of $30,000 with Thomas R. Tough.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options.  Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The current Vancouver Stock Exchange (the "Exchange") policies applicable to venture companies provide the following in regard to stock options:

Granting of Stock Options

(a)          no more than 10% of the issued share capital of the company can be subject to directors’ and employees’ stock options at any one time unless the company has adopted a stock option plan;

(b)          no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the granting of stock options;

(c)          no more than 2% of the issued share capital of the company may be reserved for issuance to consultants;

(d)          the Exchange does not favour any grant of stock options in excess of 2% of the issued share capital of the company to directors or employees that are employed by the company in an investor relations capacity;

(e)          an Inactive company is not permitted to grant new stock options;

(f)          the exercise price per share must be the greater of: (i) the 10 day average market price of the company's shares within the 10 trading days before the options are actually granted; (ii) $0.15; or (iii) the share price paid on any public distribution that occurred within 6 months of the stock option grant;

(g)          incentive stock option plans and agreements must contain the following terms: (i) a condition that the option is non-assignable and non-transferable; (ii) a condition that shareholders must approve of the grant of options to Insiders prior to the exercise of those options; (iii) a condition that shareholders must approve of amendments to the stock option agreements if shareholders had already approved the grant of stock options or if the optionee is an Insider of the company at the time of a proposed amendment;

(h)          the maximum option term is 5 years;

Establishment of Stock Option Plans

(i)          a company must receive Exchange acceptance of a stock option plan prior to granting options pursuant to the plan;

(j)          the Exchange does not favour stock option plans reserving in excess of 20% of the company’s issued share capital;

(k)          each stock option plan must have a specified maximum number of shares issuable pursuant to it;

Amendment of Stock Options Agreements and Stock Option Plans

(l)          the terms of a stock option agreement or plan may be amended without the acceptance of the Exchange if the amendment is reducing the number, increasing the price or canceling the option;

(m)        the option exercise price may be renegotiated lower after six months, subject to Exchange and shareholder approval;

(n)         the entire option may be renegotiated after one year, subject to Exchange and shareholder approval;

Shareholder Approval

(o)         Disinterested Shareholder Approval (as defined below) of stock options must be obtained where:  (i) Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company; (ii) a stock option plan, together with all of the company’s other previously established or proposed stock option grants could result at any time in:  (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider’s associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

(p)          where (o)(i) or (o)(ii) applies, the share compensation arrangement must be approved by a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:  (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders (“Disinterested Shareholder Approval”);

(q)          where a share compensation arrangement is to obtain Disinterested Shareholder Approval, all non-voting and subordinate voting shares are to be given full voting rights; and

(r)          a  stock  option  plan  that  has  received  the  approval  of  Disinterested  Shareholders  generally  must  receive

Disinterested Shareholder approval in order to be amended.

Approval from both the members as a whole and Disinterested Shareholders is sought by management to the empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year providing the same are in accordance with the policies of the Exchange and notice thereof is filed with the Exchange.  By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein.  As a consequence of obtaining the approvals of members and Disinterested Shareholders sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year providing such matter is otherwise in accordance with the policies of the Exchange.  This approval is requested at this time to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting. Management has no present intention of issuing any additional Insiders' stock options or amending any specific stock option plans or stock option agreements at this time other than as referred to herein.

A copy of the policies of the Exchange is available for review during regular business hours at the office of the Company’s solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, B.C.  V6E 2J3.  The Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) Disinterested Shareholders on the motion concerning stock options.

Stock Options Granted and Exercised in the Past Year

During the financial year ended August 31, 1999, the Company granted the following incentive stock options:

Name of Optionee                     Date of Grant                  Number of Shares             Expiry Date                 Exercise Price

John Loretto                            September 17, 1998                   50,000                     September 16, 2003              $0.20

During the financial year ended August 31, 1999, the Company did not issue any shares pursuant to the exercise of stock options.

The stock options described were granted in accordance with the policies of the Exchange.

Stock Options for the Ensuing Year

 The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting.  However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas R. Tough”

THOMAS R. TOUGH,

President

DESERT SUN MINING CORP. (the "Company")

P R O X Y

Type of Meeting: Annual General Meeting  Meeting Time:      10:00 a.m., Pacific Time

Meeting Date:     February 29, 2000            Meeting Location:  Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints Thomas R. Tough, President of the Company, or failing him, Jane Tough, a Director of the Company, or in the place of the foregoing,

 (Please Print Name) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions  (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

                                                                                  For      Against     Abstain                                                                                                                   For     Withhold

1.       Approving acts of Directors:            ___     ___    ____               3.  Appointing Staley, Okada, Chandler & Scott, Chartered

                                                                                                                          Accountants as auditor at a remuneration to be fixed by the  ______       ______

2.       Approving Incentive Stock Options: ___    ___    ____

                                                                                                                      Directors

                                                                                                                                   4.        Electing Thomas R. Tough as director:                            ______        ______

                                                                                                                                   5.        Electing Jane Tough as director:                                     ______        ______

                                                                                                                                   6.        Electing John C. Loretto as director:                                ______        ______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

(Signature)                                                                                                                                        (Date)

Please Print Name

Number of securities held if not otherwise specified.______________________

This proxy form is not valid unless it is signed and dated.  If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form.  See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of  Montreal Trust Company of Canada, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.  The following are the mailing address and facsimile number of   Montreal Trust Company of Canada: Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694.

Notes:

1.                If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointin g the management nominees as shown, sign and date and return the proxy form.  You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.  If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided.  Your appointed proxyholder will then have to attend the meeting if your vote is to be counted.  You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2.                The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder.  In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.  With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3.                If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting.  Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4.                If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5.              A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: January 26, 2004       By /s/ Stan Bharti_______________________________

                                            Stan Bharti, President/CEO/Director